EXHIBIT 99.1

Amarc Announces January Conference Participation

VANCOUVER, BC / ACCESS Newswire / January 18, 2025 /Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V:AHR)(OTCQB:AXREF) is pleased to provide details of its executive and technical team's participation at three conferences, including a Core Shack display at AME Roundup in Vancouver, British Columbia ("BC") during January 2025.

Amarc Technical Advisor Mark Rebagliati, President & CEO Diane Nicolson & Executive Chair, Bob Dickinson

at the New AuRORA Discovery in the JOY District

Dr. Diane Nicolson, Amarc President and CEO states, "These upcoming conferences give Amarc and its team an opportunity to update our investors on our 2024 programs and the potential of our three copper-gold districts in BC and, in particular, to discuss an important discovery, called AuRORA, in the JOY District. Our first hole - JP24057 - intersected a new porphyry Cu-Au-Ag system hosting high and continuous gold grades (see January 17, 2025 release), and step out holes to the east and west also returned strong and consistent results. Moreover, the AuRORA Deposit discovery area is only one of eight large scale sulphide mineralized systems drilled in the District in 2024. As such, we are extremely optimistic about further progress at JOY."

CONFERENCE DETAILS

On January 17-18, Amarc is presenting at the Metal Investors Forum Vancouver at the Fairmont Pacific Rim Hotel.

○	Visit the Amarc Corporate Booth in the Foyer

○	Corporate Presentation by Dr. Diane Nicolson, President & CEO
Saturday, January 18 at 11:10 am in the Speakers Hall

○	Learn more about the Metals Investor Forum Vancouver

On January 19-20, Amarc will be attending the Vancouver Resource Investment Conference in the Exhibit Hall at Vancouver Convention Centre West.

○	Visit Corporate Booth #300

○	Corporate Presentation by Dr. Diane Nicolson, President & CEO
Sunday, January 19 at 10:50 am in Workshop 1

○	Learn more about 2025 Vancouver Resource Investment Conference

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On January 20-23, Amarc is exhibiting at 2025 AME Roundup Conference in the Exhibit Hall at Vancouver Convention Centre East.

○	Visit Corporate Booth #1001

○	Showcase of drill core from the new AuRORA Deposit discovery at the Core Shack
Booth #921C on January 20-21

○	Learn more about the 2025 AME Roundup Conference

Conference delegates are also invited to contact Diane Nicolson, Amarc President & CEO, at (604) 684-6365 or at dianenicolson@hdimining.com in advance to organize a time for a meeting or to receive further information.

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

SOURCE: Amarc Resources Ltd.

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